VIA EDGAR

October 8, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-15202

Dear Mr. Rosenberg:

I refer to your letter to Mr. William R. Berkley, Chairman and Chief Executive Officer of W. R. Berkley Corporation (the “Company”) dated September 11, 2013, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) relating to the above-referenced filing of the Company, and our responses thereto, sent on our behalf concurrently with this letter.   In connection with such responses to the Staff’s comments, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in such filing with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eugene G. Ballard

Eugene G. Ballard
Senior Vice President -- Chief Financial Officer

cc:	Don Abbott (SEC)
Sasha Parikh (SEC)
William R. Berkley (Berkley)
Ira S. Lederman (Berkley)
Jeffrey S. Hochman (Willkie Farr)